Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	274756
Date	May 10, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Division of Corporation Finance

 Office of Real Estate & Construction

Dear Sirs/Mesdames:

Re: Greenbriar Capital Corp.
Amendment No. 1 to Registration Statement on Form 20F
Filed March 28, 2022
SEC File No. 000-56391

We are counsel for and write on behalf of Greenbriar Capital Corp. (the "Company") in response to the Staff's letter of April 15, 2022 (the "Comment Letter") with respect to Amendment No. 1 to the Company's registration statement on Form 20-F, as filed with the United States Securities and Exchange Commission (the "Commission") on March 28, 2022 (the "Registration Statement").

On behalf of the Company, we confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 2 to the Registration Statement (the "Amended Registration Statement").

On behalf of the Company, we provide below our item-by-item responses to the comments made in the Commission's Comment Letter.  We confirm that the factual information provided herein relating to the Company has been made available to us by the Company.  We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

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May 10, 2022 Page 2

Item 1. Identity of Directors, Senior Management and Advisers, page 3

1. We note your response to comment 2 and reissue the comment in part. We note your disclosure regarding the minimum hours per week devoted by the officers and directors and, in particular, that Mr. Ciachurski devotes a minimum of 40 hours per week to your company. Considering that he simultaneously serves as chief executive officer of Captiva Verde Wellness Corp., please provide the percentage of his time those 40 hours consume.

The disclosure in Item 1.A, Directors and Senior Management, on page 3 of the Amended Registration Statement, and in Item 6.A, Directors and Senior Management - Business Experience, on page 38 of the Amended Registration Statement, has been revised to reflect that Jeffrey Ciachurski, the Company's chief executive officer, in devoting a minimum of 40 hours per week to the Company, spends approximately 70 percent of his working time on the Company's affairs.

Item 3. Key Information, page 4

2. We note your added disclosure that after your application for the Montalva Solar Project was not approved in 2021, you submitted a new application for approval to the Puerto Rico Financial Oversight and Management Board. Given that you have extended your lease agreements for the land related to this project until December 2022 and you disclose the risk that you may not be able to extend these agreements further or identify alternate sites, please briefly describe the hurdles that remain to obtaining approval so investors can evaluate the risk that you may not obtain approval and as a result would not be able to proceed with this project.

The risk factor included under the caption, "The Company's development of the Montalva Solar Project has not been approved by the Puerto Rico Financial Oversight and Management Board, and there is no assurance that such approval can be obtained on terms acceptable to the Company, or at all.", at page 6 of the Amended Registration Statement, and the discussion in Item 4, "Information on the Company", under the heading, "History and development of the Company", at page 17 of the Amended Registration Statement, have been expanded to confirm that:

  the Company and the Puerto Rico Financial Oversight and Management Board plan on filing an updated submission to the Puerto Rico Financial Oversight and Management Board by July 1, 2022;

  if the Puerto Rico Financial Oversight and Management Board rejects the new application, as supplemented by the planned filing of the updated submission, the Company intends to seek review of that decision by the United States District Court for the District of Puerto Rico; and

  there is no assurance that the District Court will rule in the Company's favor.

May 10, 2022 Page 3

3. We note your response to comment 1. Please file the Montalva and Lajas land lease option agreements or tell us why these agreements are not required to be filed. Refer to exhibit 4 under Instructions as to Exhibits of Form 20-F.

The agreements extending the four land lease option agreements in Puerto Rico (collectively referred to in the Amended Registration Agreement as the "Montalva and Lajas Option Agreements") from December 30, 2021 to December 30, 2022, have been filed as Exhibits 4.4, 4.5, 4.6 and 4.7 to the Amended Registration Statement.

tem 4. Information on the Company, page 16

4. We note your response to comment 3 and your disclosure indicating that [t]here is no assurance that the approval of the [Puerto Rico Financial and Management Oversight Board] will be forthcoming on terms acceptable to the Company, or at all. Please reconcile this disclosure with your statement in the investor presentation dated February 10, 2022 available on your website that lists a ground breaking on Montalva in April 2022 as an upcoming catalyst.

The Company regrets that its investor presentation dated February 10, 2022 was not previously updated and reconciled to the disclosure contained in the Registration Statement. The investor presentation has now been updated to May 2022 (the "Investor Presentation").

The Company has revised slide 25 of the Investor Presentation, entitled "Upcoming Catalysts," to indicate that ground breaking of Montalva is expected to occur in July 2022, subject to FOMB approval.

Item 6. Directors, Senior Management and Employees, page 38

5. We note your response to comment 6 and reissue the comment. In the investor presentation dated February 10, 2022 available on your website, Paul Morris is referred to as CEO of Sage Ranch. Please advise or revise.

Slide 21 of the Investor Presentation has been revised to describe Mr. Morris as Independent Head of Sales for Sage Ranch.

General

6. Please reconcile or advise us regarding the below statements from the investor presentation dated February 10, 2022 available on your website, all of which appear to differ from the information provided in the registration statement.

  Most undervalued stock in the Real Estate, ESG, and Solar Energy Universe.
  Delivered a 54.9% yearly Combined Annual Growth Rate on Sage Ranch for 11 years.

May 10, 2022 Page 4

  Managing highly productive and experienced executives and motivating them with a servant-leader style of leadership plus great incentives for a 300% increase in output.

  Ground Breaking on Sage Ranch Q3 2022.

The Company has revised the first point on slide 3 of the Investor Presentation to read, as follows: "Excellent stock in the Real Estate, ESG, and Solar Energy Universe".

The Company has revised fifth point on slide 5 of the Investor Presentation, "Delivered a 54.9% yearly Combined Annual Growth Rate on Sage Ranch for 11 years." to add the following parenthetical reference: "(Based on Jan 2022 Altus Report land value of $111 million vs $1 million acquisition cost in 2011)".

The Company has revised sixth point on slide 5 of the Investor Presentation to remove the  reference to "300% increase in output"; it now reads as follows: "Highly productive and experienced executives motivated by a servant style of leadership with great incentives for top performance."

The Company has revised the fourth point under "Catalysts" on slide 26 of the Investor Presentation to clarify that "[g]round breaking on Sage Ranch Q3" relates to "site improvements".

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono Co-Chair, U.S. Securities Practice for McMillan LLP

Encl.

cc: Jeffrey Ciachurski
 Chief Executive Officer
 Greenbriar Capital Corp.